Aflac Incorporated 1st Quarter 2016 10-Q
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges
Three Months Ended March 31,

(In thousands)	2016	2015
Fixed charges:
Interest expense(1)	$65,158	$82,657
Interest on investment-type contracts	16,132	13,649
Rental expense deemed interest	135	133
Total fixed charges	$81,425	$96,439
Earnings before income tax(1)	$1,117,154	$1,012,349
Add back:
Total fixed charges	81,425	96,439
Total earnings before income tax and fixed charges	$1,198,579	$1,108,788
Ratio of earnings to fixed charges	14.7x	11.5x
(1)Excludes interest expense on income tax liabilities